March 24, 2008

Mr. H.R. Hallock

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             PowerShares Actively Managed Exchange-Traded Fund Trust
File Nos. 333-147622; 811-22148

Dear Mr. Hallock:

Thank you for your comment letter dated February 11, 2008 regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2007.  Below, we describe the changes we have made to the Registration Statement in response to the Staff’s comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes were reflected in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement, which will be filed on EDGAR on or about March 24, 2008

General

Comment 1.                               We note that the Commission has issued a notice of an application by the Trust and related parties seeking certain exemptive relief under the Investment Company Act of 1940.  See Investment Company Act Release No. 28140 (Feb. 1, 2008).  An order granting the requested relief must be issued before we will grant a request for acceleration of the effective date of the Registration Statement.  Further in that regard, of course, we may modify or have additional comments on the registration statement, as necessary or appropriate, to reflect further developments regarding the application for exemptive relief.

Response 1.                               The revised order has been issued.  We also acknowledge that the Staff may have additional comments on the Registration Statement, as necessary or appropriate, to reflect further developments regarding the application for exemptive relief.

Comment 2.                               Please revise the discussion of each Fund’s principal investment strategies in the risk/return summary at the beginning of the prospectus to comply more fully with the plain English requirements of Rule 421(d) under the Securities Act of 1933.  As an example, the description of quantitative screening methodology used for two Funds, the PowerShares Active AlphaQ Fund and the PowerShares Active Alpha

Multi-Cap Fund, including the use of “NOW” ranking for both Funds, needs to be substantially revised for clarity, concision and understandability.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                               Certain disclosure required to be included in the registration statement, including Fund fee and expense information, has been omitted and needs to be added by pre-effective amendment.

Response 3.                               The requested disclosure has been included in the Registration Statement.

Prospectus

Introduction – Powershares Actively Managed Exchange-Traded Fund Trust

Comment 4.                               The length and variety of topics in the first paragraph of this section makes it too difficult to be readily understood.  Please reorganize it into separate, more readable segments.

Response 4.                               The first paragraph of the Introduction section has been reorganized and rearranged for clarity and ease of understanding.

Tax Advantaged Product Structure

Comment 5.                               Please move this section to a new location later in the prospectus following the disclosure required or permitted to be included in the risk/return summary.  See General Instr. C.3.(b) of Form N-1A.  Please also revise this section to make it more meaningful and easier for investors to understand.  In this regard, for example, the current explanation of how the ETF structure protects against “adverse effects . . . from frequent cash creation and redemption transactions,” including the effect of in-kind transactions, is too complicated and hard to follow.

Response 5.                               The disclosure has been moved from the front of the prospectus to follow the risk/return summary. In addition, the disclosure has been revised for clarity and ease of understanding.

PowerShares Active AlphaQ Fund/PowerShares Active Alpha Multi-Cap Fund

Investment Objective

Comment 6.                               The second sentence in this section of the prospectus for each of these Funds concerns an investment strategy, not an objective.  Please move this material, revised as appropriate, into the immediately following section of the prospectus for each Fund titled “Principal Investment Strategies.”

Response 6.                               The disclosure has been revised accordingly.

Principal Investment Strategies

Comment 7.                               See generally Comment 2, above.  We also specifically suggest that, with respect to this section of the prospectus for each of these Funds, you add a brief explanation of the term “Alpha,” as appropriate, to help the reader understand what Alpha means for purposes of making an investment decision.

Response 7.                               The disclosure for each Fund in the section titled “Principal Investment Strategies” has been revised to more fully comply with the plain English requirements of Rule 421(d) under the Securities Act. The term “Alpha” has been removed from the description of the investment strategy because we believe that a short description of the term “Alpha” would confuse an investor while failing to enhance an investor’s understanding of each Fund’s investment strategy.

Principal Risks of Investing in the Fund

Comment 8.                               At pages 3 and 6, please change the introductory cross reference to the section on “Additional Risks” to indicate that these risks are non-principal.  If they are principal risks, please identify them here.  Please also make conforming changes in the corresponding sections for the two other Funds.

Response 8.                               The disclosure preceding the section “Additional Risks” has been revised to include disclosure that notes that these risks are in addition to the risks related to the principal investments strategies of the Funds discussed earlier in the prospectus. However, the Fund believes that if it were to label the section “Additional Risks” as “Non-Primary Risks,” it would encourage investors not to read this section. While the risks listed in the section “Additional Risks” do not relate to the Funds’ primary investments strategies, the Fund believes it is important for investors to be aware of such risks.

Comment 9.                               At pages 4 and 6, please identify and briefly describe the “underlying benchmark index” referred to in the sections titled “Market Trading Risk” for each of these Funds.

Response 9.                               The above mentioned references to the “underlying benchmark index” have been removed.

Comment 10.                        The section titled “Small and Medium-Sized Company Risk” for the AlphaQ Fund, at page 4, describes certain generic risks of investments in small and medium-sized companies. (a) Please summarize the principal risks of investing in the particular kinds of small and medium-sized companies in which the Fund expects to invest. (b) Please also revise the discussion of the Fund’s strategies, at page 3, to make more fully clear the nature and extent to which the Fund expects to invest in such companies. It may be useful, for example, to briefly describe the Fund’s likely investments in small and medium-sized companies in relation to AER’s use of the 100 largest Nasdaq-listed Global Market Securities (NMS), out of approximately 3,000 stocks on its “Master Stock List,” to manage the Fund.

Response 10.                         The section has been deleted because the AlphaQ Fund includes primarily large capitalization companies.

Comment 11.                        Please insert the word “other” to precede the first reference to “expenses” in the second sentence of footnote 1 to the fee table for these and the other two Funds.

Response 11.                         The disclosure has been revised accordingly.

PowerShares Active Mega-Cap Portfolio/PowerShares Active Low Duration Portfolio

Principal Investment Strategies

Comment 12.                        See generally Comment 2, above.  In addition, the discussion of the principal investment strategies of these Funds needs to be revised substantially to focus more on the investment practices and instruments the Funds expect will be significant in achieving their objectives.  With respect to the investments and strategies of the Active Low Duration Portfolio, for instance, it is not sufficient for investor needs to state very generally that the Fund “may” invest in derivatives and “may use other strategies such as dollar rolls and reverse repurchase agreements.”

Response 12.                         The disclosure for each Fund in the section titled “Principal Investment Strategies” has been revised to more fully comply with the plain English requirements of Rule 421(d) under the Securities Act. In addition, the disclosure has been revised to clarify the investment practices and instruments that the Funds expect will be significant in achieving their investment objectives.

Comment 13.                        Because both of these Funds are non-diversified, please delete the word “diversified” in the first sentence of the first paragraph of this section for each Fund.

Response 13.                         The disclosure has been revised accordingly.

Comment 14.                        The prospectus states that these Funds will typically invest in affiliated money market funds for use in meeting daily cash requirements.  The Mega-Cap Portfolio also will invest in cash instruments for such purposes.  Please provide more details of these investments to us supplementally, including the estimated percentage or dollar amount of each Fund’s assets involved, and the rationale for not including information reflecting affiliated money market fund investments in the fee table for each Fund.

Response 14.                         The disclosure has been revised to reflect the fact that the Funds will not invest in affiliated money market funds for use in meeting daily cash requirements.

Comment 15.                        Because redemption transactions for both Funds will be made principally in-kind, please delete the statement that they may increase their cash positions when unusually large redemption requests are received or explain and fully justify that policy to us supplementally.

Response 15.                         The disclosure has been modified accordingly.

Transparency of Portfolio

Comment 16.                        Please revise this section to state more clearly that any changes in portfolio holdings will be reflected on the websites for these Funds before the beginning of trading the next business day.

Response 16.                         The disclosure has been revised accordingly.

Other Comments

Comment 17.                        Please add a narrative introduction or change the heading titled “Additional Risks,” at page 16, to expressly indicate whether or not the risks discussed in this part of the prospectus are principal risks of investing in the Funds.

Response 17.                         The disclosure has been revised accordingly.

Comment 18.                        The final sentence in the section titled “Trading Issues,” under the heading “Additional Risks,” discusses a risk respecting Fund investments in foreign securities.  Please direct us to the location in the prospectus describing such investments or delete the statement in this section about their risks.

Response 18.                         The disclosure has been deleted.

Comment 19.                        The information provided in the section titled “Continuous Offering,” under the heading “Additional Risks,” is repeated substantially verbatim later in the prospectus in another section titled “Continuous Offering,” under the heading “Other Information.” Please revise these sections as appropriate to avoid unnecessarily repetitive disclosure.

Response 19.                         These sections have been combined in order to avoid unnecessary repetitive disclosure.

Comment 20.                        At page 19, in the section titled “Fund Share Trading Prices,” under the heading “How to Buy and Sell Shares,” please identify the person who will calculate the “approximate value” of Shares of each Fund.  Please also state expressly whether these calculations will or will not be made in the same manner as those made in calculating the NAV of Fund Shares on a daily basis.

Response 20.                         Disclosure has been added to reflect the fact that the NYSE Arca, Inc. calculates the “approximate value” of Shares of each Fund and to expressly state that these calculations will not be made in the same manner as those made in calculating the NAV of Fund Shares on a daily basis.

Comment 21.                        Please replace the file number listed on the back cover page with the Trust’s correct file number 811-22148.

Response 21.                         The disclosure has been revised accordingly.

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In addition, we  are authorized by our client to acknowledge the following on the Trust’s behalf:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Greg Samuels at (212) 878-3158.  Thank you.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss